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                              December 17, 2020

       Zhang Jianbo
       Chief Executive Officer
       Elite Education Group International Ltd
       1209 N. University Blvd.
       Middletown, OH 45042

                                                        Re: Elite Education
Group International Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed December 15,
2020
                                                            File No. 333-251342

       Dear Mr. Jianbo:

              We have reviewed your registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Registration Statement on Form F-1 filed December 15, 2020

       Taxation , page 73

   1. It appears that you do not intend to file a tax opinion relating to the U.S. tax consequences of this transaction.
Please tell us why you have determined that such a tax opinion is not required for this
transaction considering, for example, the uncertainty relating to your
                                                        PFIC status. Refer to
Item 601 of Regulation S-K and Section III.A of Staff Legal
                                                        Bulletin No. 19.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Zhang Jianbo
Elite Education Group International Ltd
December 17, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Tony Watson at (202) 551-3318 or Doug Jones at (202) 551-3309 if
you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.



                                                           Sincerely,
FirstName LastNameZhang Jianbo
                                                           Division of
Corporation Finance
Comapany NameElite Education Group International Ltd
                                                           Office of Trade &
Services
December 17, 2020 Page 2
cc:       F. Alec Orudjev, Esq.
FirstName LastName